Filed Pursuant to Rule 433

Registration Statement No. 333-162722

January 19, 2012

AMPHENOL CORPORATION

Final Term Sheet

January 19, 2012

Issuer:	Amphenol Corporation

Size:	$500,000,000

Security Type:	Registered Senior Notes

Maturity:	February 1, 2022

Coupon (Interest Rate):	4.000%

Price to Public:	99.746%

Yield to Maturity:	4.031%

Spread to Benchmark Treasury:	205 bps

Benchmark Treasury:	2.000% due November 15, 2021

Benchmark Treasury Price and Yield:	100-05+ and 1.981%

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2012

Redemption Provision:	Prior to November 1, 2021, make-whole call at any time at a discount rate of U.S. Treasury Rate plus 30 basis points; par call at any time on and after November 1, 2021

Settlement Date:	January 26, 2012 (T+5)

CUSIP/ISIN:	032095AB7 / US032095AB71

Ratings*:	Moody’s: Baa2 S&P: BBB

Joint Bookrunners:	Barclays Capital Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC

Co-Managers:	HSBC Securities (USA) Inc., Mizuho Securities USA Inc., U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 888-603-5847 or Deutsche Bank Securities Inc. at 800-503-4611 or J.P. Morgan Securities LLC at 212-834-4533.